FOR IMMEDIATE RELEASE

Monday, December 12, 2005

(No.2005-12-29)

CARMANAH SIGNS 3 YEAR CONTRACT WITH CEO, ART AYLESWORTH

Victoria, British Columbia, Canada – Monday, December 12, 2005 - Carmanah Technologies Corporation (“Carmanah”) (TSX Venture: CMH) is pleased to announce that the Company has negotiated a contract extension with CEO, Art Aylesworth, through to December 31, 2008.

As part of his compensation under the terms of the employment agreement, Mr. Aylesworth will receive 500,000 stock options granted today that vest over the next three years; 100,000 in 2006 and 200,000 each year for 2007 and 2008.  The exercise price of the options was set at the close of the market on Friday, December 9, 2005, at $3.42 per share.

“We are extremely pleased to have this long-term agreement in place with Art Aylesworth”, states Dr. David Green, Chairman of the Board.  “Over the course of his tenure, Art has proven to be an exceptional leader and ambassador for Carmanah.  He has played an instrumental role in the Company’s transformation into a global leader in renewable and energy-efficient technology solutions.  This agreement is in the best interest of all stakeholders of Carmanah and was a unanimous board decision.”

Further, an additional 50,000 stock options similarly priced are being granted today to Mark Komonoski, a Director and employee of the Company.  These options will vest over a period of 24 months.

All of the above stock options are granted subject to shareholder approval.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com